Mail Stop 3561

January 26, 2010

<u>via U.S. mail and facsimile</u>

Jack E. Knott, President
Exopack Holding Corp.
3070 Southport Road
Spartanburg, SC

RE: Exopack Holding Corp.
        Form 10-K for Fiscal Year Ended December 31, 2008
        Supplemental correspondence Submitted December 16, 2009
        File No.: 333-136559

Dear Mr. Knott:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part III. Short-Term Incentive Compensation – Management Incentive Program, page 35

1. We have reviewed your response to prior comment number two of our letter dated December 2, 2009. Please revise future filings to disclose the specific company-wide performance targets, which appear to be based on non-GAAP financial measures that are calculable from your financial statements. Similarly, it appears some performance targets are based on non-GAAP financial measures that are based on and calculable from reportable segments. Please revise future filings to disclose the specific performance targets used to determine incentive amounts or provide additional support for your confidentiality discussion. Please provide a copy of any draft disclosure to be used in future filings.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3536 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Jack E. Knott, President
        Facsimile: (847) 885-8886